SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ___)

                      AMERICAN HOME MORTGAGE HOLDINGS, INC.
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                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
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                         (Title of Class of Securities)

                                    02660M108
         --------------------------------------------------------------
                                 (CUSIP Number)

            MICHAEL STRAUSS, PRESIDENT AND CHIEF EXECUTIVE OFFICER,
 AMERICAN HOME MORTGAGE HOLDINGS, INC., 12 EAST 49TH STREET, NEW YORK, NY 10017
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               SEPTEMBER 30, 1999
         --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  02660M108

                                  SCHEDULE 13D

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CUSIP NO. 02660M108                                    PAGE 2 OF 34 PAGES
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MICHAEL STRAUSS
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A) [ ]
                                                                        (B) [ ]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS (See Instructions)

     PF, OO
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

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                7     SOLE VOTING POWER

                      5,089,606
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY           - 0 -
     EACH       ----------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON
     WITH             5,089,606
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      - 0 -
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,089,606
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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions) [ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       67.9%
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14     TYPE OF REPORTING PERSON (See Instructions)

       IN
--------------------------------------------------------------------------------


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                                                       PAGE 3 OF 34 PAGES
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ITEM 1.     SECURITY AND ISSUER.

            This Statement relates to shares of common stock, $0.01 par value per share (the "Common Stock"), of American Home Mortgage Holdings, Inc. (the "Corporation"). The Corporation's principal executive office is located at 12 East 49th Street, New York, NY 10017.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a) This Statement is being filed by Michael Strauss (the "Reporting Person").

            (b) The business address of the Reporting Person is: c/o American Home Mortgage Holdings, Inc., 12 East 49th Street, New York, NY 10017.

            (c) The Reporting Person's present principal occupation is: Chairman of the Board, Chief Executive Officer, President and Director of the Corporation. The principal business of the Corporation is the provision (through its wholly-owned subsidiary, American Home Mortgage Corp. (the "Subsidiary")) of retail mortgage banking services and the origination of residential mortgage loans. The address of the Corporation is: 12 East 49th Street, New York, NY 10017.

            (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) The Reporting Person is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Reporting Person purchased 100 shares of Common Stock from the Corporation on June 30, 1999, for $1,000. On September 29, 1999, the Reporting Person acquired 4,999,900 shares of Common Stock in exchange for all of the issued and outstanding shares held by the Reporting Person in the Subsidiary, pursuant to the Stock Subscription Agreement, between the Reporting Person and the Corporation, dated September 29, 1999 (the "Subscription Agreement"), a copy of which is attached hereto as EXHIBIT A. On October 1, 1999, the Reporting Person purchased an additional 89,606 shares of Common Stock for $500,002, in connection with the Corporation's initial public offering of 2,500,000 shares of Common Stock.

            All of the cash used to purchase such shares was provided from personal funds.

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                                                       PAGE 4 OF 34 PAGES
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ITEM 4.     PURPOSE OF TRANSACTION.

            The Reporting Person has acquired his beneficial ownership in the shares of Common Stock for investment purposes. The Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Person may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of his shares of Common Stock.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) According to the Prospectus, dated September 30, 1999, relating to the Corporation's offering of 2,500,000 shares of Common Stock, as of September 30, 1999, the Corporation had issued and outstanding 7,500,000 shares of Common Stock.

            The Reporting Person is the beneficial owner of 5,089,606 shares of Common Stock or 67.9% of the outstanding Common Stock.

            (b) The Reporting Person has the sole power to vote, or to direct the vote of, 5,089,606 shares of Common Stock and sole power to dispose of, or to direct the disposition of, 5,089,606 shares of Common Stock.

            (c) On September 29, 1999, the Reporting Person acquired 4,999,900 shares of Common Stock in exchange for all of the issued and outstanding shares held by the Reporting Person in the Subsidiary, pursuant to the Subscription Agreement. On October 1, 1999, the Reporting Person purchased an additional 89,606 shares of Common Stock for $500,002, in connection with the Corporation's initial public offering of 2,500,000 shares of Common Stock.

            (d) Not applicable.

            (e) Not applicable.
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                                                       PAGE 5 OF 34 PAGES
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ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The Reporting Person is a party to a Lock-up Agreement, dated September 30, 1999 (the "Lock-up Agreement"), with Friedman, Billings, Ramsey & Co., Inc. and Advest, Inc., as representatives of the underwriters party to the Underwriting Agreement, dated September 30, 1999, executed by the Corporation in connection with the public offering of 2,500,000 shares of Common Stock. The Lock-up Agreement provides that for the 540-day period beginning September 30, 1999 and ending March 23, 2001, the Reporting Person will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any equity securities of the Corporation or any securities convertible into or exercisable or exchangeable for equity securities of the Corporation or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of equity securities of the Corporation, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise. A copy of the Lock-up Agreement is attached hereto as EXHIBIT B.

            Pursuant to the Employment Agreement, dated August 26, 1999, between the Corporation and the Reporting Person (the "Employment Agreement"), a copy of which is attached hereto as EXHIBIT C, the Reporting Person is entitled to participate in all of the Corporation's incentive plans and equity compensation plans in which senior officers of the Corporation participate, including the Corporation's 1999 Omnibus Stock Incentive Plan (the "Stock Incentive Plan"), a copy of which is attached hereto as EXHIBIT D. No options or other awards under the Stock Incentive Plan have been granted to the Reporting Person to date. In addition, the Employment Agreement provides that in the event of a Change in Control (as defined in the Employment Agreement), the Reporting Person will be granted stock-based incentives no less often than annually under terms and conditions no less favorable than those granted to other senior officers or previously granted to the Reporting Person during specified periods and in specified minimum amounts.

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                                                       PAGE 6 OF 34 PAGES
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ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A - Stock  Subscription  Agreement,  dated September 29,
                        1999 between Michael Strauss and American Home Mortgage Holdings, Inc.

            Exhibit B - Lock-up Agreement, dated September 30, 1999, between
                        Michael Strauss, Friedman, Billings, Ramsey & Co., Inc. and Advest, Inc., as representatives of the underwriters party to the Underwriting Agreement, dated September 30, 1999, with American Home Mortgage Holdings, Inc.

            Exhibit C - Employment  Agreement,  dated as of August 26,
                        1999   between    American    Home    Mortgage
                        Holdings, Inc. and Michael Strauss.

            Exhibit D - American  Home  Mortgage  Holdings,  Inc. 1999
                        Omnibus Stock Incentive Plan, effective as of September 23, 1999.


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                                                       PAGE 7 OF 34 PAGES
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SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      October 13, 1999





                                 MICHAEL STRAUSS

                                 /S/ MICHAEL STRAUSS